Proxy form

[Pursuant to Section 105 (6) of the Companies Act, 2013 and rule 19 (3) of the Companies (Management and Administration) Rules, 2014 – Form No. MGT-11]

INFOSYS LIMITED
CIN : L85110KA1981PLC013115
Electronics City, Hosur Road, Bangalore 560 100, India, Tel : 91 80 2852 0261, Fax: 91 80 2852 0362
investors@infosys.com | www.infosys.com

35th Annual General Meeting – June 18, 2016

Name of the member(s)	
Registered address	
Email	
Folio no. / Client ID	
DP ID	

I / We, being the member(s) of .... shares of the above named company, hereby appoint

Name : .... Email : ....

Address :...

.... Signature : ______________________

or failing him / her

Name : .... Email : ....

Address :...

.... Signature : ______________________

or failing him / her

Name : .... Email : ....

Address :...

.... Signature : ______________________

(contd...)

as my/our proxy to attend and vote (on a poll) for me/us and on my/our behalf at the 35th Annual General Meeting of the Company, to be held on Saturday, June 18, 2016, at 3:00 p.m. IST, at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India and at any adjournment thereof in respect of such resolutions as are indicated below:

Resolution number	Resolution	Vote *(Optional see Note 2)* (Please mention no. of shares)		
		For	Against	Abstain
Ordinary business				
1	Adoption of financial statements (including the consolidated financial statements)			
2	Declaration of dividend			
3	Appointment of Dr. Vishal Sikka as a director liable to retire by rotation			
4	Appointment of auditors			

Signed this .... day of .... 2016.

Affix revenue stamp of not less than ₹ 1

.... *Signature of the member*

.... *Signature of the proxy holder(s)*

Notes:

1. This form, in order to be effective, should be duly stamped, completed, signed and deposited at the registered office of the Company, not less than 48 hours before the Annual General Meeting (on or before June 16, 2016 at 3:00 p.m. IST).

2. It is optional to indicate your preference. If you leave the 'for', 'against' or 'abstain' column blank against any or all of the resolutions, your proxy will be entitled to vote in the manner as he/she may deem appropriate.

....*Please tear here*...

Attendance slip

Infosys®

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road, Bangalore 560 100, India, Tel: 91 80 2852 0261, Fax: 91 80 2852 0362
investors@infosys.com | www.infosys.com

35th Annual General Meeting – June 18, 2016

Registered Folio no. / DP ID no. / Client ID no.:

Number of shares held

I certify that I am a member / proxy / authorized representative for the member of the Company.

I hereby record my presence at the 35th Annual General Meeting of the Company at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India, on Saturday, June 18, 2016, at 3:00 p.m. IST.

.... Name of the member / proxy (in BLOCK letters)

.... *Signature of the member / proxy*

Note: Please fill up this attendance slip and hand it over at the entrance of the meeting hall. Members are requested to bring their copies of the Annual Report to the AGM.